AIG CAPITAL SERVICES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

Statement of Financial Condition

December 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Capital Services, Inc.

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside 5 185 Hudson Street
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Curran 201-324-6404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____FRANK CURRAN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____AIG CAPITAL SERVICES, INC._____ , as
of _____DECEMBER 31_____ , 20 _20_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

JEANETTE M CHIZZIK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CH6402659
Qualified in Putnam County
My Commission Expires January 13, 2024

Notary Public

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AIG CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Shareholder of AIG Capital Services, Inc.

Opinion on the Financial Statement –Statement of Financial Condition

We have audited the accompanying statement of financial condition of AIG Capital Services, Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 1990.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AIG CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	31,222,871
Distribution and service fees receivable		2,820,559
Deferred expenses		14,701,496
Deferred tax receivable, net		1,272,597
Other assets		995,036
Total assets	$	51,012,559

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accrued commissions payable	$	2,240,511
Payable to affiliated companies		1,961,800
Other liabilities		62,129
Total liabilities		4,264,440

Commitments and Contingencies (Note 4)

Shareholder's equity:

Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	172,248,095
Accumulated deficit	(125,524,976)
Total shareholder's equity	46,748,119
Total liabilities and shareholder's equity	$ 51,012,559

The accompanying notes are an integral part of this financial statement.

AIG CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

AIG Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management, LLC (the "Parent"). The Parent is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of AIG Life Holdings, Inc. ("AIGLH"), which is a direct subsidiary of SAFG Retirement Services, Inc. ("SAFGRS"). SAFGRS is a direct subsidiary of American International Group, Inc. ("AIG"), the Company's ultimate parent.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of retail mutual funds ("AIG Funds") and variable subaccounts offered within the variable annuity and variable universal life products. The Company provides mutual fund distribution services for its related retail mutual fund product line and records related distribution revenues and expenses. AGL, Variable Annuity Life Insurance Company and United States Life Insurance Company in the City of New York, affiliates of the Company are providers of variable life insurance policies and variable annuity contracts and as such these affiliates record related revenues and expenses on the insurance product offerings. ACS and the Parent acts as the sole distributor and advisor for the AIG Funds respectively.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash of $25 million at December 31, 2020 was deposited in a financial institution that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of that financial institution. Cash equivalents represents a money market investment of approximately $6 million at December 31, 2020. The Company considers this investment a cash equivalent due to the immediate availability of funds to meet ongoing operating expenses.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Financial Accounting Standards Board ("FASB") accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The Company's money market fund investments, which are included in cash and cash equivalents on the Statement of Financial Condition, of approximately $6 million are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values. The Company does not have any investments that are classified as Level 2 or Level 3.

Deferred expenses

The Company defers sales commissions related to the sale of AIG Funds which have both a 12b-1 distribution plan and a contingent deferred sales charge ("CDSC") feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years ("CDSC period"). The Company has a process to evaluate impairment annually or whenever circumstances indicate an impairment may have occurred. No impairments were identified as a result of these tests for the year ended December 31, 2020. Details of the current period deferred expense activity follow below:

Beginning balance at January 1, 2020	$ 22,350,640
Add: Deferred expenses January 1, 2020 through December 31, 2020	3,066,782
Less: Amortization January 1, 2020 through December 31, 2020	(10,715,926)
Ending balance at December 31, 2020	$ 14,701,496

Ending balance at December 31, 2020 includes accumulated amortization of $ 28,786,424.

Income taxes

The Company operates as an integral part of the operations of its ultimate Parent. The Company files a consolidated federal and various combined state and local income tax returns with AIG and separate tax returns with certain other states and localities. The federal income tax provision or benefit is computed on a benefit for loss basis. Under this method, the Company records income taxes on a separate return basis except that when determining the realizability of deferred income tax assets, it benefits from those assets that are realizable when considered in the context of the consolidated operations of itself and the ultimate Parent or are utilized currently by other members of the consolidated group. The Company calculates its own current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis. In states that have a unitary regime, AIG accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company financial result.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred income taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred income tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

Use of estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

FASB's accounting standards for revenue from contracts with customers, ASC 606, provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers.

The Company identifies revenue within the guidance and reviews customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation.

Receivables from contracts with customers are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to revenues from contracts with customers was $2.8 million as of December 31, 2020.

NOTE 3 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2020 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is the principal distributor of various mutual funds and annuities managed by the Parent.

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company. These amounts totaled $11.1 million for 2020, of which, $1.9 million have been included in deferred expenses on the Statement of Financial Condition.

Approximately $1.5 million has been earned by affiliates during the year ended December 31, 2020 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares.

The Company acts as distributor of subaccounts offered within AGL's variable annuity and variable universal life products. All related broker-dealer sales commission expenses and account maintenance commission expenses incurred on the distribution of these products are maintained by AGL.

The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement, the Company expects to receive a refund in 2021 related to its anticipated tax loss position. To the extent that its net operating losses are utilized in the consolidated return, it would receive payment for such amounts used after the filing of the 2020 federal consolidated return in 2021.

The Company benefits from services provided by employees of AGL. AGL's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

NOTE 3 - RELATED PARTIES (CONT'D)

On October 26, 2020, AIG announced its intention to separate its Life and Retirement business from AIG. No decisions have yet been made regarding the structure of the proposed separation. In addition, any separation transaction will be subject to the satisfaction of various conditions and approvals, including approval by the AIG Board of Directors, receipt of insurance and other required regulatory approvals, and satisfaction of any applicable requirements of the Securities and Exchange Commission (SEC). No assurance can be given regarding the form that a separation transaction may take or the specific terms or timing thereof, or that a separation will in fact occur.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

From time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including litigation and arbitrations with private claimants, and informal and formal requests for information, examinations, and investigations. The outcome of these matters in the form of potential monetary damages, fines or penalties is possible but non-estimable at this time.

NOTE 5 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax reporting purposes. The significant components of the deferred tax assets and liabilities are as follows:

Deferred Tax Assets:	
Federal net operating loss carryforwards	$ 4,067,686
State net operating loss carryforwards	560,762
Total deferred tax assets	**$ 4,628,448**
Deferred Tax Liabilities:	
Deferred expenses	$ (2,795,089)
State deferred tax liability	(56,556)
Total deferred tax liabilities	**$ (2,851,645)**
Net Deferred Tax Asset Before Valuation Allowance	$ 1,776,803
Less: Valuation Allowance	(504,206)
Net Deferred Tax Asset	**$ 1,272,597**

NOTE 5 - INCOME TAXES (CONT'D)

The deferred income tax assets related to federal net operating loss carryforwards will begin to expire in 2028. These deferred income tax assets are considered more likely than not realizable based on the reversal of the deferred tax liability and the historical and projected earnings of the ultimate Parent. Pursuant to the tax sharing agreement, the Company receives benefit for its net operating losses utilized in the AIG consolidated federal tax return.

In addition, the Company has deferred income taxes of approximately $ 0.6 million related to state net operating loss carryforwards. Such carryforwards began to expire in 2020. The Company has concluded that it is more likely than not that deferred income tax assets related to the state net operating loss carryforwards will not be realized. Accordingly, as of December 31, 2020, the Company has a state valuation allowance of $ 0.5 million on the related deferred income tax assets. This represents a state valuation allowance decrease of $0.1 million from prior year.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, the Company has concluded it has no positions for which a reserve for unrecognized tax benefits should be established.

The Company is currently under Internal Revenue Service examination for the taxable years 2007 to 2013. Although the final outcome of possible issues raised in any future examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements. The Company's taxable years 2008 to 2019 remain subject to examination by state tax jurisdictions.

NOTE 6 - REGULATORY

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6^2/3\%$ of aggregate indebtedness.

At December 31, 2020, the Company had net capital of $26,896,583, which was $26,612,287 in excess of its required net capital of $284,296. The ratio of aggregate indebtedness to net capital is .16 to 1. See Schedule I.

AIG CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

NOTE 7 – SUBSEQUENT EVENTS

Management of the Company has performed an evaluation of subsequent events through February 24, 2021, which is the date the financial statements were available to be issued. On February 8, 2021, AIG Life & Retirement, a division of AIG, announced it entered into a definitive agreement with Touchstone Investments, an indirect wholly-owned subsidiary of Western & Southern Financial Group, to sell certain assets of AIG Life & Retirement's Retail Mutual Funds business. AIG's Retail Mutual Funds business manages $7.8 billion in assets across eighteen funds as of December 31, 2020, of which twelve funds with $7.5 billion in assets would be proposed to be merged into Touchstone funds in the transaction. The closing is subject to customary approvals and is targeted for mid-2021. The Company will remain part of AIG Life & Retirement and continue to function as distributor of the variable subaccounts offered within its variable annuity and variable universal life products. Following the sale, the Company's retail mutual fund distribution fee, service fee, deferred sales charge and underwriting revenue streams will be discontinued. Additionally, its related commission, amortization, sales-marketing and mutual fund fee waiver expense streams will also be terminated.